February 13, 2006

By Facsimile and U.S. Mail

Howard Burnston
Gunster Yoakley & Stewart, P.A.
Phillips Point
Suite 500 East
777 South Flagler Drive
West Palm Beach, Florida 33401-6194

	Re:	Cruzan International, Inc.
		Schedule 13E-3, Amendment No. 2 filed by Cruzan
		International, Inc.,
      	The Absolut Spirits Company, Inc., V&S Vin Spirit AB and Cruzan Acquisition, Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed February 8, 2006

Dear Mr. Burnston:

	We have the following comments on the above-referenced filings. Please note that we have limited our review to issues related to Rule 13e-3:

Preliminary Proxy Statement on Schedule 14A

Background of the Merger, page 15

1. We refer you to comment 5 issued on January 5, 2006 and comment
4 issued on February 3, 2006. Although we note that you have revised your disclosure to describe how Houlihan Lokey`s preliminary presentations differ from its final report, we remind you that
Item 9 of Schedule 13E-3 requires you to file all reports as exhibits to your filing. In this regard, it does not appear that you have filed the reports related to Houlihan Lokey`s valuation analyses presented to the special committee on August 16, 2005 and August 31, 2005.
Please revise or advise.

Recommendation of the Special Committee and the Board of Directors, page 22

2. We note that on January 18, 2006 the board ("Current Board") affirmed its fairness determination and recommendation to security holders that was made by the board ("Prior Board") on September
29, 2005. However, it is unclear whether the conclusions and analyses regarding the approval, fairness determination and recommendation of the board of directors, as disclosed on pages 22-23, was conducted by the Prior Board or the Current Board. Please revise to clarify. To the extent that your reference to "the board of directors" refers to the Prior Board, please expand to also disclose the fairness conclusions and analyses conducted by the "Current Board." Alternatively, revise your disclosure to clarify that the Current
Board adopted the conclusions and analyses of the Prior Board.
See Item 1014 of Regulation M-A.

Information Concerning Cruzan Common Stock Transactions, page 59

3. We refer you to your response to prior comment 8 that the Form
8-K on June 8, 2005 was "automatically" incorporated into the rights offering prospectus by reference. However, it does not appear that Form S-2 "automatically" incorporates subsequently filed Exchange Act filings. Accordingly, please advise of the basis for your belief that the Form 8-K was "automatically" incorporated or otherwise explain why the prospectus was not revised to disclose the transaction between V&S and Angostura.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Please note that Rule 14a-6(h) requires you to filed revised preliminary proxy materials that are marked to show changes.

	You may direct any questions to me at (202) 551-3456.

Sincerely,



Jeffrey Werbitt
Attorney Advisor
Office of Mergers & Acquisitions